As filed with the Securities and Exchange Commission on November 23, 2004


                                                               FILE NO. 70-10100

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                AMENDMENT NO. 20
                           (Eighteenth-Post Effective)

                                       TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ------------------------------


                             Allegheny Energy, Inc.
                      Allegheny Energy Supply Company, LLC
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

                     --------------------------------------


                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601


 (Name of top registered holding company parent of each applicant or declarant)

        The Commission is requested to send copies of all notices, orders and communications in connection with this Amendment to:

     Suzanne C. Lewis                   Clifford M. Naeve
     Vice President and Treasurer       William C. Weeden
     Allegheny Energy, Inc.             Paul Silverman
     800 Cabin Hill Drive               Skadden, Arps, Slate, Meagher & Flom LLP
     Greensburg, PA 15601               1440 New York Avenue, NW
                                        Washington, D.C. 20005


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ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS

A.   Introduction

                Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and Allegheny Energy Supply Company, LLC ("AE Supply"), a registered holding company and public utility company subsidiary of Allegheny (collectively "Applicants"), hereby file this post-effective Amendment pursuant to Sections 6(a), 7, and 12 of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 46, 52 and 54 under the Act, seeking a continuation through April 30, 2005 of the authorizations, financing parameters, and other terms and conditions of the Financing Order (as defined below) currently applicable to them. Applicants also seek a reservation of jurisdiction, pending completion of the record, over all transactions authorized in the Financing Order (as defined below), but not released in the order issued pursuant to this Amendment, when the common stock equity ratio level of Allegheny and AE Supply is below 28 and 20 percent, respectively.

B.   Description of the Applicants

                Allegheny is a diversified energy company, headquartered in Greensburg, Pennsylvania. The Allegheny family of companies consists of three regulated electric utility companies, West Penn, Monongahela Power, and Potomac Edison Company (collectively, the "Operating Companies"), and a regulated gas utility company, Mountaineer Gas Company ("Mountaineer"), which is a wholly-owned subsidiary of Monongahela Power (all collectively d/b/a "Allegheny Power").1 Allegheny Power delivers electric energy to approximately 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to approximately 230,000 customers in West Virginia. Monongahela Power and AE Supply jointly own Allegheny Generating Company ("AGC"). Its sole asset is a 40 percent undivided interest in a pumped-storage hydroelectric station located in Bath County, Virginia. All of AGC's revenues are derived from sales from its share of this facility's generating capacity to AE Supply and Monongahela Power.

                AE Supply is the principal electric generating company for the Allegheny system. Pursuant to contracts, AE Supply provides power to West Penn, Potomac Edison, and Monongahela Power to serve their customers in Pennsylvania, Maryland, Virginia, and Ohio and to serve the retail load of Potomac Edison in West Virginia. These contracts represent a significant portion of the normal capacity of AE Supply's fleet of generating assets and a substantial majority of the requirements of West Penn and Potomac Edison. As a result, AE Supply's core business has been to provide power to Allegheny Power to serve its native load.
________________________
1 On August 4, 2004, Allegheny announced it had entered into an agreement to sell Mountaineer and all of Allegheny's West Virginia gas assets to a partnership composed of IGS Utilities LLC, IGS Holdings LLC, and affiliates of ArcLight Capital Partners, LLC.

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C.   Requested Authorizations

                By an order issued on April 29, 2004 (the "April 29 Order"), the Commission extended or authorized through December 31, 2004 (i) the revised financing conditions specified in the Capitalization Order (as defined below),
(ii) relief from the requirement that Allegheny maintain common equity of 28 percent and that AE Supply maintain common equity of 20 percent established in the Capitalization Order, (iii) the authority for AE Supply to pay dividends out of capital and unearned surplus through December 31, 2004, in an amount up to $481.3 million,2 (iv) the authority for Allegheny to issue and sell up to $350 million in common stock,3 and (v) the authority for the Applicants to have outstanding at any one time up to $1.950 billion in short- and long-term debt.4 In addition, the Commission reserved jurisdiction, pending completion of the record, over transactions authorized by previous Commission orders, but not


________________________
2 In Holding Co. Act Release No. 27652 (Feb. 21, 2003) (the "Capitalization Order"), the Commission authorized AE Supply to pay dividends of up to $500 million out of capital and unearned surplus through December 31, 2003. AE Supply's dividend authority has been extended subsequently by Holding Co. Act Release No. 27780 (Dec. 22, 2003) and in the April 29 Order, which extended it through December 31, 2004 in the amount of $481.3 million.

3 Allegheny received authority to issue up to $1 billion in equity securities, including common stock, through July 31, 2005 in Holding Co. Act Release No. 27486 (Dec. 31, 2001) (the "Financing Order"). The issuance of such securities became subject to revised financing conditions in the Capitalization Order. Allegheny subsequently became unable to satisfy all of those conditions when its common equity ratio fell below 28 percent, a requirement established in the Capitalization Order. Its authority to issue equity securities therefore became subject to a reservation of jurisdiction. The Commission released jurisdiction over authority for Allegheny to issue up to $350 million in common stock in Holding Co. Act Release No. 27796 (Feb. 3, 2004). That authority was continued through December 31, 2004 in the April 29 Order.

4 The Financing Order authorized Applicants to issue up to $4 billion in short- and long-term debt. The issuance of such securities became subject to revised financing conditions in the Capitalization Order. Allegheny and AE Supply subsequently became unable to satisfy all of those conditions when their common equity ratio fell below the requirements of 28 and 20 percent, respectively, as required by the Capitalization Order. Their authority to issue debt securities therefore became subject to a reservation of jurisdiction. The Commission released jurisdiction over $1.6 billion of Applicant's short- and long-term debt authority in Holding Co. Act Release No. 27796 (Feb. 3, 2004). The April 29 Order raised this limit to $1.95 billion and extended the authorization through December 31, 2004.

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


covered by the April 29 Order, when the common stock equity ratio levels of Allegheny and AE Supply are below 28 and 20 percent, respectively.5

                On September 21, 2004, Applicants and certain of their subsidiaries filed an application/declaration in File No. 70-10251 seeking a broad range of financing authorizations that would supercede the authorizations granted in the April 29 Order, as well as in a range of previous Commission orders. Applicants wish to ensure that in the event that the Commission is not able to act on that application/declaration by December 31, 2004, their current financing authority will continue beyond that date until the earlier of the date on which the Commission acts on the application/declaration pending in File No. 70-10251 or April 30, 2005. In this Amendment, Applicants seek only an extension of their current financing authority and the currently applicable financing conditions established by the Commission. Applicants do not seek any changes in or additions to their current authority.

                As required by the April 29 Order and prior Commission orders currently applicable to them, Applicants would use the authority for which they seek an extension for general corporate purposes, including: (1) payments, redemptions, acquisitions, and refinancing of outstanding securities issued by Applicants; (2) investments in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs");6 (3) loans to, and investments in, other system companies;7 and (4) other lawful corporate purposes permitted under the Act. In
________________________
5 The primary orders establishing the Applicant's basic financing authority are as follows: the Financing Order, as supplemented by Holding Co. Act Release No. 27521 (April 17, 2002), Holding Co. Act Release No. 27579 (Oct. 17, 2002), and the Capitalization Order.

6 Applicants also committed in their application seeking the Capitalization Order that at any time Allegheny's ratio of common equity to total capitalization is not at least 30 percent, neither Allegheny nor any of its subsidiaries will invest or commit to invest any funds in any new projects which qualify as EWGs or FUCOs under the Act; provided, however, that Allegheny may increase its investment in EWGs as a result of the qualification of existing projects as EWGs, and Allegheny may make additional investments in an existing EWG to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment in the EWG. Allegheny requested the Commission to reserve jurisdiction over any additional investment by Allegheny and its subsidiaries in EWGs and FUCOs during the period that Allegheny's common equity ratio is below 30 percent.

7 Applicants have also committed that at any time Allegheny's ratio of common equity to total capitalization is not at least 30 percent, neither Allegheny nor any of its subsidiaries will invest or commit to invest any funds in any new energy-related company within the meaning of Rule 58 under the Act (a "Rule 58 Company"); provided, however, that Allegheny may increase its investment in an existing Rule 58 Company to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment in the company. The commitment also

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

addition, Allegheny commits that any dividends paid to it by AE Supply under the requested authority will be used solely to pay the debt of Allegheny or to meet the requirements of the Applicants' intercreditor agreement, as discussed in the application/declaration pending in File No. 70-10251.8

                Applicants will continue to use the proceeds of their up to $1.950 billion in debt financing authority to replace outstanding notes and bonds with debt containing more favorable interest costs, maturities and covenants in order to maximize Applicants' financial flexibility. With continued improvement in Applicants' financial health, Applicants will have opportunities to access the equity markets on reasonable terms. Proceeds from equity issuances will be used to pay down debt. Applicants are unable to predict what and when refinancing opportunities will arise. Accordingly, the requested authority is
________________________
     stipulated that notwithstanding the foregoing, Allegheny and/or AE Supply may invest in one or more new Rule 58 Companies which may be created in connection with the restructuring and/or reorganization of the existing energy trading business of AE Supply and its subsidiaries. Allegheny requested that the Commission reserve jurisdiction over any additional investment by Allegheny and its subsidiaries in Rule 58 Companies during the period that Allegheny's common equity ratio is below 30 percent.

8 As noted in the application/declaration filed in File No. 70-10251, when Allegheny and AE Supply restructured their debt in February 2003, their lenders required that Allegheny and AE Supply enter into an intercreditor agreement pursuant to which, if either company or any of their subsidiaries were to issue debt or equity, a percentage of the proceeds under certain circumstances would be paid as a dividend to Allegheny in the case where AE Supply (or one of its subsidiaries) is the issuer, or as a capital contribution to AE Supply if Allegheny (or one of its subsidiaries (other than AE Supply or its subsidiaries)) is the issuer. This intercreditor agreement continues in place until November 2007, when debt held by certain parties to the intercreditor agreement matures. Until then, should Allegheny or any of its subsidiaries issue debt or equity under the circumstances specified in the intercreditor agreement, an amount equal to the proceeds must be contributed to AE Supply.

necessary to grant Applicants the flexibility necessary to take fullest advantage of such opportunities as they occur.

D.   Reporting Requirements

                Applicants propose to continue to be subject to the reporting requirements established in the April 29 Order.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

                The fees, commissions and expenses incurred or to be incurred in connection with this Amendment will not exceed $5,000.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

A.   General

                Applicants consider Sections 6(a), 7, and 12 of the Act and Rules 46 and 54 under the Act to be applicable to the transactions proposed in this Amendment. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption, or approval under any section of the Act or the rules and regulations other than those set forth above, Applicants request such authorization, exemption, or approval.

                Applicants respectfully submit that the authorizations they request in this Amendment are in their best interest and are appropriate for the protection of investors and consumers. These authorizations also are necessary to allow Applicants to continue implementing their plans for improving their financial situation and returning to compliance with the Commission's 30 percent common equity requirement. Applicants further submit that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

B.   Rule 54 Analysis

                Rule 54 promulgated under the Act states that in determining whether to approve the issuance or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied.

                Allegheny does not satisfy the requirements of Rule 53(a)(1).
In the Financing Order, the Commission authorized Allegheny to invest up to $2 billion in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). As of September 30, 2004,

Allegheny's "aggregate investment," as defined in Rule 53(a)(l), was approximately $129 million. These investments by Allegheny were made in compliance with the Financing Order.

                Allegheny is no longer in compliance with the financing conditions set forth in the Financing Order. In the Capitalization Order, Allegheny was authorized to make additional investments in EWGs to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment therein or in connection with the qualification of an existing project as an EWG, as long as the revised financing conditions, as defined in the Capitalization Order, were met. However, as reflected in Allegheny's unaudited financial statements, as of September 30, 2004, Allegheny's common equity ratio was 17.4 percent.9 As a result, Allegheny is no longer able to make any investments in EWGs and FUCOs, without further authorization from the Commission.

                Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

                None of the circumstances described in 53(b)(1) have occurred.

                The circumstances described in Rule 53(b)(2) and Rule 53(b)(3) have occurred.

                Allegheny respectfully submits that the requirements of Rule 53(c) are met. Through this Amendment Allegheny requests Commission approval of certain transactions as described herein. Allegheny believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Allegheny, the Operating Companies, and Mountaineer.
________________________
9 For the third quarter of 2004, Allegheny recorded a $427.5 million consolidated net loss from discontinued operations that includes a non-cash asset impairment charge of $209.4 million pre-tax ($129.2 million after tax) from the previously announced sale of the Lincoln generating facility; a non-cash asset impairment charge of $35.1 million pre-tax ($20.7 million after tax) associated with the previously announced agreement to sell the West Virginia natural gas operations; and non-cash asset impairment charges of $445.4 million pre-tax ($274.7 million after tax) as a result of the previously announced decision to sell the Gleason and Wheatland generating facilities. Discontinued operations also included an after-tax loss of $2.9 million from operating results at these units. As a result of these charges, the unaudited common equity ratios for Allegheny and AE Supply, respectively, will decrease to 17.4 percent and 10.3 percent as of September 30, 2004. Allegheny notes, however, that its common equity ratio has improved somewhat since the recent issuance of approximately $152 million of Common Stock.

                Moreover, the Operating Companies, Mountaineer, and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the Operating Companies and Mountaineer will continue to be maintained at not less than 30 percent.10 In addition, each of the Operating Companies and Mountaineer is subject to regulation by state commissions that are able to protect utility customers within their respective states.

ITEM 4. REGULATORY APPROVALS

                No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Amendment.

ITEM 5. PROCEDURE

                Allegheny respectfully requests that the Commission issue an order releasing jurisdiction over the transactions proposed herein not later than December 1, 2004. Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.      EXHIBITS AND FINANCIAL STATEMENTS

A.   Financial Statements

     1.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of December 31, 2003 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267)

     1.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the year ended December 31, 2003 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267)

     1.3 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of December 31, 2003 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2003, File No. 333-72498)

     1.4 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC, for the year ended December 31, 2003 (incorporated by reference

________________________

10 The common equity ratios of the Operating Companies as of September 30, 2004 are as follows: West Penn: 57.6 percent; Potomac Edison: 49.5 percent; and Monongahela Power: 36.0 percent.

          to AE Supply's Form 10-K for the fiscal year ended December 31, 2003, File No. 333-72498)

     2.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of September 30, 2004 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended September 30, 2004, File No. 1-267)

     2.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the fiscal quarter ended September 30, 2004 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended September 30, 2004 (incorporated, File No. 1-267)

     2.3 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of September 30, 2004 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended September 30, 2004, File No. 333-72498)

     2.4 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC for the fiscal quarter ended September 30, 2004 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended September 30, 2004, File No. 333-72498)





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                                    SIGNATURE

                Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    November 23, 2004

                                      Allegheny Energy, Inc.
                                      Allegheny Energy Supply Company, LLC


                                      By:    /s/ Suzanne C. Lewis
                                             -----------------------------------
                                      Title: Vice President and Treasurer
                                                   of Allegheny Energy, Inc.
                                             Treasurer of Allegheny Energy
                                                   Supply Company, LLC







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